

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 27, 2007

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

Re: FBR Capital Markets Corporation
Registration Statement on Form S-1
Filed on April 10, 2007
File No. 333-141987

Amendment No. 3 to Registration Statement on Form S-1
Filed on April 5, 2007
File No. 333-138824

Dear Mr. Ginivan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1 FILED ON APRIL 10, 2007</u>

<u>General</u>

1.   Please tell us whether Friedman Billings Ramsey will be making a market in the securities. If so, amend the registration statement to register the market-making activities

of FBR, including the footnote to the fee table and the alternate pages for the market making prospectus.

2.   All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3.   Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4.   We note that you wish this filing to become effective prior to the shelf registration statement on Form S-1 (file no. 333-138824), which you first filed in November 2006. Please clarify your disclosure in both filings to indicate which offering will be your initial public offering and describe the other filing.

Prospectus Cover Page

5.   In the second paragraph, please clarify your relationship with FBR TRS Holdings, Inc.

Summary, page 1

6.   If any of your directors or executive officers will receive any of the selling shareholder proceeds in this offering, please provide prominent disclosure in this section.

The Offering, page 17

7.   Please include disclosure regarding the shares being registered by the selling shareholders on the shelf registration statement.

Selling Shareholders, page 37

8.   Since this offering is being underwritten, please delete the paragraph on broker-dealers on page 38.

Shares Eligible for Future Sale, page 112

9.   Since you plan to ask that the shelf registration statement become effective shortly after this filing becomes effective, please also quantify the shares eligible for future sale assuming that both registration statements become effective.

Item 17. Undertakings, page 165

10.   Please add the undertaking required by Item 512(f) of Regulation S-K.

FORM S-1/A#3 FILED ON APRIL 5, 2007

Financial Statements

Note 14. Segment Information, page F-33

11.   We note your response to prior comment 1.

On a monthly basis financial information for business units, including investment banking and principal investing, is prepared. This information provides detailed financial results for each business unit, which begins with revenue and ends with the net income (loss) before taxes line item. This information is given to the CODM on a monthly basis as well as to the Board of Directors on a quarterly basis. Given the extensive amount of discrete financial information your CODM receives at the business unit levels on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. It is unclear how you determined that each of these business units does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. Please revise your segment disclosures to provide additional reportable segments. For any reportable segments in which you aggregate business units, tell us how you determined you met all of the aggregation criteria of paragraph 17 of SFAS 131.

You state that the sole purpose for including the business unit information in the Management Report is to give the CODM visibility into the fixed and variable costs associated with each business unit as part of the CODM's supervisory function with respect to the segment managers and business unit leaders to confirm that operating decisions being made by the segment managers and business unit leaders within the operating segments are consistent with your overall strategic direction and in your best interest. In light of the weaknesses in the business unit financial information discussed in your response, which include that this information is incomplete in that it does not include various revenue and cost elements and/or allocations within the business unit, please help us understand how your CODM is able to use this information for the objectives stated above. In a similar manner, please help us understand how segment managers are able to use this business unit information in light of these weaknesses. Please also clarify whether additional information is used by the segment managers to allocate resources or evaluate the performance of the business unit managers. We remind you that cost centers and entities with asymmetrical allocations of revenues or expenses are not precluded from being operating segments. Refer to Questions 3 and 4 of the FASB Staff Implementation Guide for SFAS 131.

Mr. Richard Hendrix, President and Chief Operating Officer, is the segment manager of the Capital Markets segment as well as a member of the group that functions as the CODM. At a minimum, his role as the segment manager appears to require him to use business unit information. In light of this, please help us understand how you differentiate between which of his decisions are being made in his role as the segment manager versus his role as the CODM.

Your response states that the Capital Markets segment is organized around similar clients and customer classes, products, markets, industry sectors and distribution channels. The Capital Markets segment is an integrated delivery of capital raising, financial advisory services, institutional sales and trading and research products and services to your clients. Please further advise how these services are integrated and why you consider the Capital Markets business units to be similar in terms of clients, customer classes, products, markets, industry sectors and distribution channels.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. LeBey, Esq.
        Hunton & Williams LLP
        Riverfront Plaza, East Tower
        Richmond, VA 23219